FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  1-13923

Wausau Paper Corp. Savings and Investment Plan

(Full title of the plan and the address of the plan, if different from the issuer named below)

Wausau Paper Corp.

100 Paper Place

Mosinee, WI 54455-9099

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4–13

SUPPLEMENTAL SCHEDULE –

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2009	14

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

-i-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants

of the Wausau Paper Corp.

Savings and Investment Plan

Mosinee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

WIPFLI LLP

June 18, 2010

Wausau, Wisconsin

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS
Investments	$ 186,521,689	$ 161,548,452

Receivables:
Employer	129,519	108,653
Participant	216,913	211,244
Pending trades	65,334	28,247
Accrued income	137,848	147,794

Total receivables	549,614	495,938

TOTAL ASSETS	187,071,303	162,044,390

LIABILITIES
Excess contributions payable	27,671	5,445

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	187,043,632	162,038,945

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	564,357	3,031,089

NET ASSETS AVAILABLE FOR BENEFITS	$ 187,607,989	$ 165,070,034

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS
Net appreciation (depreciation) in fair value of investments	$ 27,621,896	$ (57,143,142)
Contributions:
Employer	1,910,460	2,992,814
Participant	9,382,418	11,040,909
Participant rollovers	94,425	562,142

Total contributions	11,387,303	14,595,865

Interest income	1,613,405	2,313,572
Dividend income	982,351	1,147,488
Other income	247,105	–

Total increases (decreases)	41,852,060	(39,086,217)

DEDUCTIONS
Benefits paid to participants	19,225,783	17,028,252
Refund of excess contributions	27,671	5,445
Investment advisory and management fees	60,651	66,760

Total deductions	19,314,105	17,100,457

NET INCREASE (DECREASE)	22,537,955	(56,186,674)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	165,070,034	221,256,708

End of year	$ 187,607,989	$ 165,070,034

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS

AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.

PLAN DESCRIPTION

The following brief description of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401 of the Internal Revenue Code (“IRC”). Participants should refer to the Plan document, as amended, for more complete information.

An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee’s classification and his or her employment date.

General—The Plan was established on January 1, 1988. It is a defined contribution plan that covers all full-time salaried, non-union hourly and all collectively bargained common law employees of Wausau Paper Corp. and its subsidiaries (the “Company”).

Contributions—Participants are allowed to contribute up to 50% of their gross annual compensation, as defined in the Plan document, subject to certain statutory limitations.

The Plan allows participants to rollover distributions from another employer’s retirement plan or an annuity contract as contributions, subject to certain restrictions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC. These deposits are not subject to the contribution limitations under the IRC. The Company does not match these contributions.

Non-Bargained Employees—On March 31, 2009, the Company announced the suspension of the Company match on non-bargained participant contributions through December 31, 2009. On January 1, 2010, the Company reinstated the Company match on non-bargained participant contributions at a rate of $0.50 for every $1.00 contributed on the first 3% and $0.35 for every $1.00 contributed on the second 3%, up to 6% of a participant’s annual compensation as defined in the Plan.

The Plan also allows for an additional Company matching contribution to be made for participants employed on the last day of the year or who terminated employment during the year due to death, retirement on or after attainment of age 55, or disability. The amount of the additional Company matching contribution is determined based on the Company’s financial performance during the Plan year.  There were no additional matching contributions for the years ended December 31, 2009 and 2008.

Bargained Employees— During 2009, the Company matching contribution differed by collective bargaining unit. Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any collective bargaining unit was $2.13 per $1.00 contributed up to 3% of a participant’s annual gross compensation.  Effective January 1, 2009, the Plan was amended to provide an additional defined contribution to bargained employees of one certain collective bargaining unit.  The maximum matching contribution under the amendment is $0.50 per each hour of service credited to the employee up to 2,080 hours in the Plan year.  The other collective bargaining units were not impacted by this amendment, which became effective on January 1, 2009.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Investment Options—The Plan allows participants to direct the investment of all contributions and related earnings among various registered investment companies (e.g. mutual funds), common/collective trusts (target maturity funds and stable value fund), and a Company common stock fund consisting of common stock of the Company and short-term, interest bearing instruments.

Allocation of Investment Income (Loss)—Each participant’s account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant’s account balance bears in relation to total account balances under the Plan.

Vesting—Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company’s matching contributions plus actual earnings/losses thereon is based on years of service and the participant’s employment status as either non-bargained or bargained.

Non-bargained participants are fully vested in the Company’s contributions after three years of vesting service, or at the rate of 33 ⅓% per year of service. Bargained participants vest in the Company’s matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement. A year of vesting consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 ½ or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

Payment of Benefits—On termination of service due to death, disability, or retirement, the vested portion of a participant’s account is payable to the participant, or a named beneficiary, based on the participant’s elected payment method. The payment options available are lump-sum or periodic payments.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company’s contribution. These forfeitures are used to reduce future Company contributions. The amount of forfeitures available at December 31, 2009 and 2008 was $321,454 and $347,328, respectively.  During the years ended December 31, 2009 and 2008, employer contributions were reduced by $54,125 and $93,975, respectively, from forfeited nonvested accounts.

Participant Loans—Participants may borrow from their accounts. Loan transactions are treated as a segregated investment of the participant’s accounts. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant’s account balance or $50,000, and are secured by the balance in the participant’s account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company’s employee benefits committee. Interest rates on existing loans range from 3.25% to 9.00% at December 31, 2009. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

Plan Expenses—Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances. Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Benefits—Benefits are recorded when distributed. The amount of benefit payments requested in 2009 that were distributed in 2010 was $62,978. There were no distributions requested in 2008 that were distributed in 2009.

Investment Valuation and Income Recognition—The Plan’s various mutual fund, investments in common/collective trusts, company stock investments, and participant loans are recorded at fair value in accordance with Accounting Standards Codification (“ASC”) Topic 820 (originally issued as Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”) on the last day of the Plan year.  ASC 820 discusses acceptable valuation techniques and inputs to these techniques.  These inputs are assumptions market participants use in pricing investments.  ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets (e.g., NYSE, NASDAQ, or other exchange) for assets identical to the securities to be valued.  If a level 1 input is available, it must be used.

Level 2 – Inputs other than quoted market prices that are observable for securities, either directly or indirectly.  Examples include matrix pricing utilizing yield curves, quoted prices for similar assets in active markets, and inputs derived from observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets.  For level 3 inputs, there is no market data or correlations with market assumptions.  The Plan’s level 3 assets consist solely of participant loans, which are valued at the outstanding unpaid principal balance plus any related accrued interest.

As described in ASC Topic 946 (originally issued as Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 946, the Statements of Net Assets Available for Benefits present the fair value of the M&I Stable Principal Fund investment contract (which is the combined market values of all underlying assets), as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.  Accordingly, the investments as of December 31, 2009 and 2008, have been decreased by $564,357 and $3,031,089 respectively, to reflect fully benefit-responsive investment contracts at fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Securities transactions are accounted for on a trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Net appreciation and depreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses. Interest and dividends are identified separately.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including registered investment companies (e.g. mutual funds), common/collective trusts, and company stock investments. Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

Subsequent Events—Subsequent events have been evaluated through the date that the financial statements were available to be issued, and noted no events occurring during such period that would require recognition or disclosure in the financial statements.

Recent Accounting Pronouncements— In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Subtopic 105-10 (originally issued as Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”).  ASC Subtopic 105-10 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  ASC Subtopic 105-10 is effective for annual periods ending after September 15, 2009.  The implementation of this standard did not have an impact on the Plan’s financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”).  This FSP amends ASC Topic 820 (originally issued as SFAS No. 157, “Fair Value Measurements”).  In addition to providing accounting guidance for when there has been a significant decrease in the volume and level of activity for an asset or liability when compared with normal market activity, the FSP also amends fair value disclosure requirements to require the disclosure of the inputs and valuation techniques used to measure fair value and any changes in inputs and techniques during the period.  The FSP also requires that the fair value disclosures be presented for debt and equity securities by major security type, based on the nature and risks of the security.  FSP FAS 157-4 was effective for the Plan year ended December 31, 2009, and was applied prospectively.  The FSP did not have an impact on the valuation of the Plan’s assets or liabilities.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures” to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements, and the transfers between the different levels of fair value measurements.  This new accounting standards update will be effective for the year ending December 31, 2010, except for the provisions of this update that will be effective in the year ending December 31, 2011.  The Plan is currently evaluating the impact of its pending adoption of ASU 2010-06 on the Plan’s financial statements.

3.

FAIR VALUE MEASUREMENT

	Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant Other	Significant
		in Active Markets	Observable	Unobservable
		for Identical Assets	Inputs	Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Registered investment companies:
Small cap funds	$ 10,384,491	$ 10,384,491	$ –	$ –
Mid cap funds	4,175,840	4,175,840	–	–
Large cap funds	41,448,333	41,448,333	–	–
International funds	15,966,820	15,966,820	–	–
Balanced funds	33,916,199	33,916,199	–	–
Total registered investment companies	105,891,683	105,891,683	–	–

Common/collective trusts:
Stable principal	55,871,390	–	55,871,390	–
Target retirement - 2010	4,614,218	–	4,614,218	–
Target retirement - 2020	2,341,110	–	2,341,110	–
Target retirement - 2030	4,463,475	–	4,463,475	–
Target retirement - 2040	482,760	–	482,760	–
Target retirement - 2050	2,145,126	–	2,145,126	–
Total common/collective trusts	69,918,079		69,918,079

Wausau Paper Corp. common stock	7,037,715	7,037,715	–	–
Participant loans	3,674,212	–	–	3,674,212
Total	$ 186,521,689	$ 112,929,398	$ 69,918,079	$ 3,674,212

The following summarizes the classification of investments by level and method of valuation in accordance with the requirements of ASC 820:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant Other	Significant
		in Active Markets	Observable	Unobservable
		for Identical Assets	Inputs	Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Registered investment companies	$ 84,091,047	$ 84,091,047	$ –	$ –
Common/collective trusts	67,460,160	–	67,460,160	–
Wausau Paper Corp. common stock	6,203,940	6,203,940	–	–
Participant loans	3,793,305	–	–	3,793,305
Total	$ 161,548,452	$ 90,294,987	$ 67,460,160	$ 3,793,305

The Plan employs the following approaches in valuing its investments:

•

Investments in registered investment companies are valued using quoted market prices.

•

Investments in common/collective trusts are valued by the issuer utilizing quoted market prices of the underlying investments included in the common/collective trust.  The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

•

The Wausau Paper Corp. common stock fund consists of common stock of Wausau Paper Corp. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices.

•

Participant loans are valued at their outstanding balances, which approximates fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets
	Participant Loans
	Year Ended December 31,
	2009	2008

Balance, beginning of year	$ 3,793,305	$ 4,016,367
Purchases, sales, issuances and settlements (net)	(119,093)	(223,062)
Balance end of year	$ 3,674,212	$ 3,793,305

4.

INVESTMENTS

The following represents a summary of the fair value of investments at December 31, 2009 and 2008.  Investments that individually represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	Asset Fair Value
	2009	2008
INVESTMENTS AT FAIR VALUE AS DETERMINED
BY QUOTED MARKET PRICE

Wausau Paper Corp. common stock *	$ 7,037,715	$ 6,203,940

Common/collective trusts*	14,046,689	9,869,468

Registered investment companies:
American Growth Fund of America,
420,310 and 411,215 shares, respectively	11,466,065	8,405,241
Artisan International Fund,
661,782 and 692,707 shares, respectively	13,672,422	10,362,898
Brandywine Blue Chip Fund,
514,917 and 577,039 shares, respectively	11,117,053	11,436,920
Oakmark Equity & Income Fund,
879,017 and 943,802 shares, respectively	22,450,085	20,348,375
Vanguard Institutional Index
97,522 and 96,001 shares, respectively	9,945,248	7,923,847
Other	37,240,810	25,613,766

Total registered investment companies	105,891,683	84,091,047

INVESTMENTS AT ESTIMATED VALUE
Participant loans*	3,674,212	3,793,305

INVESTMENTS AT CONTRACT VALUE
Investment contracts between financial institutions―
Common/collective trust-
M&I Stable Principal Fund,*
56,435,747 and 60,621,781 shares, respectively	56,435,747	60,621,781

TOTAL INVESTMENTS	$ 187,086,046	$ 164,579,541

*Party-in-interest

During 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Net Change in
	Fair Value
	2009	2008

INVESTMENTS AT FAIR VALUE DETERMINED BY Q
BY QUOTED MARKET PRICE:
Wausau Paper Corp. common stock	$ 1,899,431	$ 2,202,478
Common/collective trusts	2,855,018	(4,765,145)
Registered investment companies	22,867,447	(54,580,475)

	$ 27,621,896	$ (57,143,142)

5.

INVESTMENT CONTRACT

In 2009 and 2008, the Plan maintained a fully benefit-responsive investment contract  (the “Fund”) with Marshall & Ilsley Trust Company (“M&I”). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by M&I.

As described in Note 2, because the Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. Contract value, as reported by M&I, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Fund could be limited in its ability to transact with issuers at contract value if the Fund raises its risk profile or is subjected to an extended period of significant cash outflow.  M&I maintains strong risk parameters and works with its issuers before any risk parameter changes are contemplated.   The Fund maintains cash, internal cashflow and a maturity ladder of investments to offset cash withdrawals.  Further, the Fund manager may limit withdrawals in order to maintain sufficient liquidity. Therefore, the probability of the Fund losing its access to contract value transactions is remote.

All issuer transactions are guaranteed at contract value unless the Fund is found to have acted negligently, fraudulently or with intent to mislead the issuer.

The average yield and crediting interest rates on the contract were 3.78% and 3.36%, respectively, for the year ended December 31, 2009, and 4.96% and 3.28%, respectively, for the year ended December 31, 2008. The basis and frequency of determining the crediting interest rate is done on a daily basis. There were no guarantees or limitations on the contract at December 31, 2009 and 2008.

6.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2009, to Form 5500:

Net assets available for benefits per the financial statements	$ 187,607,989
Participant loans in default	(2,519)

Net assets available for benefits per Form 5500	$ 187,605,470

7.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.   The Plan has been amended since last receiving the determination letter.  However, the plan administrator and Plan’s benefits counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

8.

RELATED PARTY TRANSACTIONS

The Plan invests in Wausau Paper Corp. common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  During the years ended December 31, 2009 and 2008, total fees paid by plan for investment management services were $60,651 and $66,760, respectively.

******

WAUSAU PAPER CORP. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	Marshall & Ilsley Trust Company	Wausau Paper Corp. Common Stock
		–Wausau Paper Corp. Common Stock Fund	**	$ 7,037,715
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2010 Fund	**	4,614,218
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2020 Fund	**	2,341,110
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2030 Fund	**	4,463,475
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2040 Fund	**	482,760
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2050 Fund	**	2,145,126
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Stable Principal Fund	**	56,435,747
	Kinder Morgan Management LLC	Common stock
		–Kinder Morgan Management LLC	29	48
	AIM Small Cap Growth Fund	Registered investment company
		–AIM Small Cap Growth Fund	**	1,834,183
	Artisan International Fund	Registered investment company
		–Artisan International Fund	**	13,672,422
	American Growth Fund	Registered investment company
		–American Growth Fund	**	11,466,065
	Brandywine Blue Chip Fund	Registered investment company
		–Brandywine Blue Chip Fund	**	11,117,053
	Davis New York Venture Fund	Registered investment company
		–Davis New York Venture Fund	**	8,879,868
	Fidelity Advisor Equity Income Fund	Registered investment company
		–Fidelity Advisor Equity Income Fund	**	4,529,007
	Calamos Growth Fund	Registered investment company
		–Calamos Growth Fund	**	6,977,158
	TIAA-CREF Institutional Mid Cap Value Fund	Registered investment company
		–TIAA-CREF Institutional Mid Cap Value Fund	**	4,175,840
	Oakmark Equity & Income Fund	Registered investment company
		–Oakmark Equity & Income Fund	**	22,450,085
	Royce Opportunity Fund	Registered investment company
		–Royce Opportunity Fund	**	8,550,308
	Vanguard Institutional Index Fund	Registered investment company
		–Vanguard Institutional Index Fund	**	9,945,248
	Dodge & Cox International Fund	Registered investment company
		–Dodge & Cox International Fund	**	2,294,398
*	Various Participants	Participant loans (maturing 2010-2020 at
		interest rates of 3.25%–9.0%)	-0-	3,674,212
	Total assets (held at end of year)			$ 187,086,046
	*Party-in-interest
	**Cost information is not required for participant-directed investments and therefore is not included

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau Paper Corp. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAUSAU PAPER CORP.

EMPLOYEE BENEFITS COMMITTEE

DATE:  June 18, 2010

By:  CURTIS R. SCHMIDT

Curtis R. Schmidt

Chairman

EXHIBIT INDEX

to

FORM 11-K

of

WAUSAU PAPER CORP.

SAVINGS AND INVESTMENT PLAN

for the year ended December 31, 2009

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP